Mail Stop 3561

July 21, 2006

Via U.S. Mail and Fax (972-8-9324334)
Ben-Tsur Joseph
Chief Executive Officer and
Chief Financial Officer
Inrob Tech, Ltd.
1515 Tropicana Ave.
Suite 140
Las Vegas, NV 89119

      RE: **Form 10-KSB for the fiscal year ended December 31, 2005**
          Filed March 31, 2006, and
          Form 10-QSB for the quarter ended March 31, 2006
          Filed May 15, 2006,
          File No. 0-49950

Dear Mr. Joseph:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 10-KSB for the year ended December 31, 2006

Report of Independent Registered Accounting Firm, page F-2

1. We note that your audit report was signed by an audit firm based in Utah. We also
    note that you conduct almost all of your operations, generate substantially all your
    revenues and locate your assets in Israel. After asking your auditor, please tell us
    where the majority of the audit work was conducted and how they concluded that
    it is appropriate to have an audit report issued by an auditor licensed in Utah.

Balance Sheet, page F-3

2. We view receivables from affiliates, such as the $483,484 note receivable due
    from Mr. Joseph and the $175,459 loan to Ben-Tsur Joseph Holdings Ltd, as
    being akin to unpaid subscription receivables or unpaid capital contributions.
    Revise your balance sheet to present these receivables as deductions from equity.
    We refer you to SAB Topic 4:G for an explanation of the Staff's views
    concerning this subject.

Statements of Stockholders' Equity, page F-5

3. Regarding your accounting for the reverse merger as a recapitalization of Inrob
    Israel, please restate the historic number of shares outstanding for all periods to
    give effect to the number of shares issued in the recapitalization transaction,
    similar to a stock split. This will naturally also require adjustments to the
    common stock and APIC amounts to reflect the par value of the post-
    recapitalization shares. In addition, you should recognize an expense for the
    shares in the combined company held by the former shareholders of the shell
    company. Please revise your financial statements, including your earnings per
    share calculations, accordingly and advise us.

 (1) Summary of Significant Accounting Policies
Impairment of Long-Lived Assets, page F-10

4. Revise your policy for identifying and measuring impairment of long-lived assets
    to fully comply with the guidance in SFAS No. 144. You should remove all
    references to SFAS No. 121 in your filings as it has been superseded by SFAS
    No. 144.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director